UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

School Specialty, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

807864103
(CUSIP Number)

The TCW Group, Inc., on behalf of the TCW Business Unit
Attn: Meredith Jackson
865 South Figueroa Street
Los Angeles, CA  90017
213-244-0896

With a copy to:

Goldberg Kohn Ltd.
Attn: Keith A. Sigale, Esq.
55 East Monroe Street, Suite 3300
Chicago, IL 60603
312-201-3905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	13D

1.	Names of Reporting Persons. The TCW Group, Inc., on behalf of the TCW Business Unit
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,559,674
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,559,674
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,559,674
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person (See Instructions) HC/CO

CUSIP No. 807864103	13D

Item 1.                                 Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is W6316 Design Drive, Greenville, Wisconsin 54942.

The Reporting Person previously disclosed the equity ownership that is the subject of this Schedule 13D in a Schedule 13G filed January 9, 2020.

Item 2.                                 Identity and Background

(a)           This Schedule 13D is being filed by The TCW Group, Inc. (“TCW”) on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”).  The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

Investment funds affiliated with The Carlyle Group, L.P. (“The Carlyle Group”) hold a minority indirect ownership interest in TCW that technically constitutes an indirect controlling interest in TCW. The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including the TCW Business Unit.

Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein.  Information barriers are in place between the TCW Business Unit and The Carlyle Group.  Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit and reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may be owned or reported by The Carlyle Group and its affiliates.

(b)           The business address of TCW is 865 South Figueroa Street, Los Angeles, CA 90017.

(c)           The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

(d)           None of the entities constituting the TCW Business Unit has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities constituting the TCW Business Unit was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)            TCW is a Nevada corporation.

CUSIP No. 807864103	13D

Item 3.                                 Source and Amount of Funds or Other Consideration

TCW Asset Management Company LLC, as agent for certain lenders to the Issuer, acquired beneficial ownership of an aggregate of 1,559,674 shares of Common Stock under a Warrant to Purchase Common Stock (the “Warrant”) issued to it on December 27, 2019.  Such Warrant was issued to it in its capacity as a lender in exchange for various extensions of credit made to the Issuer.  No separate consideration was paid by TCW Asset Management Company LLC for such Warrant and no exercise of the Warrant has occurred.  Any separate exercise price under the Warrant, if applicable, would be paid using working capital funds.

Item 4.                                 Purpose of Transaction

TCW Asset Management Company LLC, as agent for certain lenders to the Issuer, acquired beneficial ownership of an aggregate of 1,559,674 shares of Common Stock under a Warrant issued to it on December 27, 2019.  The purpose of the Warrant was the Issuer offering additional incentives to TCW Asset Management Company LLC, as agent, to induce additional extensions of credit to Issuer.

TCW Asset Management Company LLC, as agent for certain lenders to the Issuer, intend to continuously review their equity interest in the Issuer. TCW Asset Management Company LLC has the ability as agent for the lenders (and certain parties associated with the TCW Business Unit who are lenders to the Issuer have the ability as lenders) to take actions under its credit facility documents, which actions may include acquiring additional equity or assets of the Issuer.  Any such additional purchases or sales of securities of the Issuer related to the foregoing may be in the open market, in privately negotiated transactions or otherwise.

The reporting persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The reporting persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the reporting persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the reporting persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the reporting persons; and (vii) other plans and requirements of the reporting persons.

Depending on their assessment of the foregoing factors, the reporting persons may, from time to time, modify their present intention as stated in this Item 4.

CUSIP No. 807864103	13D

Item 5.                                 Interest in Securities of the Issuer

(a)           (b) The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, are based on a total of 7,025,219 shares of the Common Stock issued and outstanding as of March 25, 2020, as reported in the most recent quarterly report of the Issuer on Form 10-K for the fiscal quarter ended December 28, 2019, together with 79,960 shares of restricted stock beneficially owned by other parties as reported to the TCW Business Unit by the Issuer as of the date of this filing.  The cover page to this Schedule 13D for the TCW Business Unit is incorporated by reference in its entirety into this Item 5(a, b).

The TCW Business Unit holds, and thus has shared voting and dispositive power over, 1,559,674 shares of Common Stock of the Issuer through ownership of the Warrant issued to TCW Asset Management Company LLC, as agent for certain lenders, by the Issuer.

(c)           Aside from receipt of the Warrant on December 27, 2019 (for which a Schedule 13G was previously filed), the reporting person has not affected any transaction in shares of the Common Stock during the 60 days prior to the filing of this Schedule 13D.

(d)           As stated herein, TCW Asset Management Company LLC, as agent for certain lenders, holds the referenced Warrant on behalf of various lenders, in the capacity as agent.  Aside from such relationship, no person other than the reporting person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits

Exhibit 1	Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, dated December 31, 2019.

[signature pages follow]

CUSIP No. 807864103	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 1, 2020

THE TCW GROUP, INC., ON BEHALF OF THE TCW BUSINESS UNIT

By:	/s/ Meredith Jackson
Meredith Jackson
Authorized Signatory

Exhibit 1

Warrant to Purchase Common Stock

Incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, dated December 31, 2019.